UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                Signet Group plc.
               -------------------------------------------------
                                (Name of issuer)

                                 Ordinary Shares
               -------------------------------------------------
                         (Title of class of securities)

                                    82668L872
               -------------------------------------------------
                                 (CUSIP number)

                                December 31, 2001
               -------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                 |_| Rule 13d-1 (b)
                                 |X| Rule 13d-1 (c)
                                 |_| Rule 13d-1 (d)

-------------------                                       ----------------------
CUSIP No. 82668L872                  13G                  Page 2 of 10 Pages
-------------------                                       ----------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      85,900,240
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      94,679,608
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         94,679,608*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.6%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

* Included in this figure are the securities reported by Deutsche Asset Management Group Limited and Deutsche Asset Management Limited on the following cover pages.

** Included in this percentage is the percentage of securities reported by Deutsche Asset Management Group Limited and Deutsche Asset Management Limited on the following cover pages.

-------------------                                       ----------------------
CUSIP No. 82668L872                  13G                  Page 3 of 10 Pages
-------------------                                       ----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset Management Group Limited
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                              (b) |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
--------------------------------------------------------------------------------
NUMBER OF SHARES                 5     SOLE VOTING POWER
                                       0
                               ------- -----------------------------------------
BENEFICIALLY OWNED BY                  SHARED VOTING POWER
                                 6     78,914,669
                               ------- -----------------------------------------
EACH REPORTING                         SOLE DISPOSITIVE POWER
                                 7     0
                               ------- -----------------------------------------
PERSON WITH                            SHARED DISPOSITIVE POWER
                                 8     87,694,037
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         87,694,037*
-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                               |_|
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%**
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         HC
-------- -----------------------------------------------------------------------


* Included in this figure are the securities reported by Deutsche Asset Management Limited on the following cover page.

** Included in this percentage is the percentage of securities reported by Deutsche Asset Management Limited on the following cover page.

-------------------                                       ----------------------
CUSIP No. 82668L872                  13G                  Page 4 of 10 Pages
-------------------                                       ----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset Management Limited
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                              (b) |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
--------------------------------------------------------------------------------
NUMBER OF SHARES                 5     SOLE VOTING POWER
                                       0
                               ------- -----------------------------------------
BENEFICIALLY OWNED BY                  SHARED VOTING POWER
                                 6     78,449,731
                               ------- -----------------------------------------
EACH REPORTING                         SOLE DISPOSITIVE POWER
                                 7     0
                               ------- -----------------------------------------
PERSON WITH                            SHARED DISPOSITIVE POWER
                                 8     87,229,099
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         87,229,099
-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                |_|
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.1%
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         IA
-------- -----------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Signet Group plc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is Zenith House, The Hyde, London, NW9 6EW, United Kingdom.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ("DBAG"), Deutsche Asset Management Group Limited ("DAMG") and Deutsche Asset Management Limited ("DAML" and, together with DBAG and DAMG, the "Reporting Persons"). This Schedule 13G/A is being filed pursuant to Rule 13d-2(b).

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

                  The principal place of business of DAMG is One Appold Street, London EC2A 2UU, United Kingdom.

                  The principal place of business of DAML is One Appold Street, London EC2A 2UU, United Kingdom.

Item 2(c).        Citizenship:

                  The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is ordinary shares, which also includes securities held in the form of American Depository Receipts (the "Ordinary Shares").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Ordinary Shares is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a)    |_|  Broker or dealer registered under section 15 of
                             the Act;

                 (b)    |_|  Bank as defined in section 3(a)(6) of the Act;

                 (c)    |_|  Insurance Company as defined in section 3(a)(19)
                             of the Act;

                 (d)    |_|  Investment Company registered under section 8 of
                             the Investment Company Act of 1940;

                 (e)    |_|  An investment adviser in accordance with
                             Rule 13d-1 (b)(1)(ii)(E);

                 (f)    |_|  An employee benefit plan, or endowment fund in
                             accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)    |_|  A parent holding company or control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)    |_|  A savings association as defined in section 3(b)
                             of the Federal Deposit Insurance Act;

                 (i)    |_|  A church plan that is excluded from the
                             definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                           Each of the Reporting Persons owns the amount of the
                  Ordinary Shares as set forth on the applicable cover page.

                  (b)      Percent of class:

                           Each of the Reporting Persons owns the percentage of
                  the Ordinary Shares as set forth on the applicable cover page.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    Each of the Reporting Persons has the sole
                           power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                           (ii)     shared power to vote or to direct the vote:

                                    Each of the Reporting Persons has the shared
                           power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                    Each of the Reporting Persons has the sole
                           power to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    Each of the Reporting Persons has the shared
                           power to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Clients of the Reporting Persons' subsidiaries listed in Item 7 below have the ultimate right to proceeds from sales and dividends on a portion of the Ordinary Shares identified on the cover page.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  The following are subsidiaries of DBAG and/or DAMG which hold ordinary shares included in the figures on the cover pages: DWS Investment GmbH, Deutsche Asset Management Limited, Deutsche Asset Management Life & Pensions Limited, Deutsche Asset Management Europe GmbH, Deutsche Vermogensbildungsgesellschaft mbH, Deutsche Bank S.A. Luxemburg, Deutsche Bank Societa per Azioni, Deutsche Bank International Limited, Deutsche Asset Management Italy S.p.A., DB Gestion S.G.I.I.C., S.A., DB (Suisse) S.A., Geneva, Morgan Grenfell & Co. Limited, London and Deutsche Bank International Ltd.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002



                                   DEUTSCHE BANK AG



                                   By: /s/ Jeffrey A. Ruiz
                                      --------------------------------
                                       Name:   Jeffrey A. Ruiz
                                       Title:  Vice President



                                   By: /s/ Margaret M. Adams
                                      -------------------------------
                                       Name:   Margaret M. Adams
                                       Title:  Director

                                                                       Exhibit 1



               Consent of Deutsche Asset Management Group Limited


          The undersigned agrees that the Schedule 13G/A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG, Deutsche Asset Management Group Limited and Deutsche Asset Management Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 13, 2002



                                  DEUTSCHE ASSET MANAGEMENT GROUP LIMITED



                                  By: /s/ Stephen Crosby
                                     -----------------------------------------
                                     Name:  Stephen Crosby
                                     Title: Global Head of Risk Management

                                                                       Exhibit 2



                  Consent of Deutsche Asset Management Limited


                  The undersigned agrees that the Schedule 13G/A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG, Deutsche Asset Management Group Limited and Deutsche Asset Management Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 13, 2002



                                    DEUTSCHE ASSET MANAGEMENT LIMITED

                                    By: /s/ Stephen Crosby
                                       --------------------------------------
                                    Name:  Stephen Crosby
                                    Title: Global Head of Risk Management